UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Virgin America Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92765X208
(CUSIP Number)

James Cahillane Virgin Management USA, Inc. 65 Bleecker Street, 6th Floor New York, New York 10012 (212) 497-9098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92765X208	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VX Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,758*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,743,496*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,496*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%*
14	TYPE OF REPORTING PERSON PN

*
VX Holdings, L.P. beneficially owns 6,890,758 shares of voting common stock of the Issuer (the “Voting Common Stock”) and 6,852,738 shares of non-voting common stock of the Issuer (the “Non-Voting Common Stock,” and, together with the Voting Common Stock, the “Common Stock”).  In the aggregate, VX Holdings, L.P. beneficially owns and has dispositive power over 13,743,496 shares of Common Stock.  The ownership percentage set forth in Row 13 above is based on a total of 43,119,886 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014.  The 6,890,758 shares of Voting Common Stock set forth in Row 7 above represent approximately 19% of the 36,267,148 shares of Voting Common Stock issued and outstanding as of the close of business on November 14, 2014.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corvina Holdings Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,758**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,743,496**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,496**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
14	TYPE OF REPORTING PERSON CO

*	Solely as general partner of VX Holdings, L.P.

**
Represents 6,890,758 shares of Voting Common Stock and 6,852,738 shares  of  Non-Voting Common Stock, which, in aggregate, represent 13,743,496 shares of Common Stock. The ownership percentage set forth in Row 13 above is based on a total of 43,119,886 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014.  The 6,890,758 shares of Voting Common Stock set forth in Row 7 above represent approximately 19% of the 36,267,148 shares of Voting Common Stock issued and outstanding as of the close of business on November 14, 2014.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Group Holdings Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,758**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,743,496**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,496**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
14	TYPE OF REPORTING PERSON CO

*	Solely as sole stockholder of Corvina Holdings Limited.

**
Represents 6,890,758 shares of Voting Common Stock and 6,852,738 shares  of  Non-Voting Common Stock, which, in aggregate, represent 13,743,496 shares of Common Stock. The ownership percentage set forth in Row 13 above is based on a total of 43,119,886 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014.  The 6,890,758 shares of Voting Common Stock set forth in Row 7 above represent approximately 19% of the 36,267,148 shares of Voting Common Stock issued and outstanding as of the close of business on November 14, 2014.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RBC Trustees (C.I.) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,758**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,743,496**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,496**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
14	TYPE OF REPORTING PERSON OO

*	Only in its capacity as joint owner of Virgin Group Holdings Limited and in its capacity as trustee on behalf of The Aquarius Trust, The Aries Trust, The Capricorn Trust and The Pisces Trust.

**
Represents 6,890,758 shares of Voting Common Stock and 6,852,738 shares  of  Non-Voting Common Stock, which, in aggregate, represent 13,743,496 shares of Common Stock. The ownership percentage set forth in Row 13 above is based on a total of 43,119,886 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014.  The 6,890,758 shares of Voting Common Stock set forth in Row 7 above represent approximately 19% of the 36,267,148 shares of Voting Common Stock issued and outstanding as of the close of business on November 14, 2014.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Deutsche Bank Trustee Services (Guernsey) Limited*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,758**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,743,496**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,496**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
14	TYPE OF REPORTING PERSON OO

*	Only in its capacity as joint owner of Virgin Group Holdings Limited and in its capacity as trustee on behalf of The Virgo Trust, The Libra Trust, The Leo Trust and The Gemini Trust.

**
Represents 6,890,758 shares of Voting Common Stock and 6,852,738 shares  of  Non-Voting Common Stock, which, in aggregate, represent 13,743,496 shares of Common Stock. The ownership percentage set forth in Row 13 above is based on a total of 43,119,886 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014.  The 6,890,758 shares of Voting Common Stock set forth in Row 7 above represent approximately 19% of the 36,267,148 shares of Voting Common Stock issued and outstanding as of the close of business on November 14, 2014.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sir Richard Branson*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,890,758**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,743,496**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,743,496**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%**
14	TYPE OF REPORTING PERSON IN

*	Solely in his capacity as joint owner of Virgin Group Holdings Limited.

**
Represents 6,890,758 shares of Voting Common Stock and 6,852,738 shares  of  Non-Voting Common Stock, which, in aggregate, represent 13,743,496 shares of Common Stock. The ownership percentage set forth in Row 13 above is based on a total of 43,119,886 shares of Common Stock issued and outstanding as of the close of business on November 14, 2014.  The 6,890,758 shares of Voting Common Stock set forth in Row 7 above represent approximately 19% of the 36,267,148 shares of Voting Common Stock issued and outstanding as of the close of business on November 14, 2014.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 8 of 13

Item 1.	Security and Issuer

This statement on Schedule 13D dated November 24, 2014 (this “Schedule 13D”) relates to 13,743,496 shares (the “Subject Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), representing approximately 31.9% of the issued and outstanding Common Stock of Virgin America Inc., a Delaware corporation (the “Issuer”) beneficially owned by VX Holdings, L.P. (“VX Holdings”) and the other Reporting Persons identified in Item 2 below.  The Common Stock is divided into two classes, voting common stock (the “Voting Common Stock”) and non-voting common stock (the “Non-Voting Common Stock”). VX Holdings beneficially owns 6,852,738 shares of Non-Voting Common Stock and 6,890,758 shares of the Voting Common Stock, representing approximately 19.0% of the Issuer’s issued and outstanding Voting Common Stock.  For more information on the Voting Common Stock and the Non-Voting Common Stock, see Item 5 below. The address of the principal executive office of the Issuer is 555 Airport Boulevard, Burlingame, CA, 94010.

Item 2.	Identity and Background

(a)-(c) & (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by: (i) VX Holdings, a Delaware limited partnership, whose principal business is to invest in securities; (ii) Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation, whose principal business is to serve as an investment holding company; (iii) Virgin Group Holdings Limited (“Virgin Group Holdings”), a British Virgin Islands corporation, whose principal business is as an investment holding company; (iv) RBC Trustee (C.I.) Limited (“RBC Trustee”), a Jersey company, whose principal business is to provide trust services; (v) Deutsche Bank Trustee Services (Guernsey) Limited (“DB Trustee”), a company governed under the laws of Guernsey, whose principal business is to provide trust services; and (vi) Sir Richard Branson, a citizen of the United Kingdom, whose principal business is entrepreneurship.  VX Holdings, Corvina, Virgin Group Holdings, RBC Trustee, DB Trustee and Sir Richard Branson are, collectively, referred to herein as the “Reporting Persons.”

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference into this Item 2.

The principal business address of VX Holdings is 65 Bleecker Street, 6th Floor, New York, New York 10012.

The principal business address of DB Trustee is c/o Lefebvre Court, Lefebvre Street, St. Peter Port, Guernsey GY1 3WT Channel Islands.

The address for each of Corvina, Virgin Group Holdings and RBC Trustee is c/o La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ Channel Islands.

The address of Sir Richard Branson is Richard’s House, PO Box 1091, The Valley, Virgin Gorda, Necker Island, British Virgin Islands.

The principal business address of and occupation of and each Covered Person is indicated on the attached Annex A.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All Subject Shares were held by VX Holdings prior to the initial public offering of the Issuer (the “IPO”) and the Issuer registered the sale of the Common Stock in connection with the IPO. The IPO and the distribution of the Subject Shares are described in more detail in the Form S-1/A filed by the Issuer on November 13, 2014.

Prior to the IPO, VX Holdings held 15,876,061 shares of Common Stock.  VX Holdings sold 1,000,319 shares of Common Stock in the IPO pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated November 12, 2014, at the initial public offering price of $23.00 per share (less the underwriting discount of $1.4375 per share).  The foregoing discussion is qualified in its entirety by reference to the Underwriting Agreement, which is included as an exhibit to this Schedule 13D and is incorporated into this Item 3 by reference.

CUSIP No. 92765X208	SCHEDULE 13D	Page 9 of 13

Item 4.    Purpose of Transaction

The Subject Shares were acquired by the Reporting Persons for investment purposes and for the purposes described below. VX Holdings holds the Subject Shares as described in Item 3 above, which information is hereby incorporated into this Item 4 by reference.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by VX Holdings or by other affiliated companies thereof or whether VX Holdings or any such other affiliated companies thereof will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.  However, the Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, any of which, if effected, could result in the occurrence of, among other things, any of the matters identified in Items 4(a)-(j) of this Schedule 13D. As part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may at any time consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Issuer’s Board of Directors, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages and Item 1 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on a total of 36,267,148 shares of Voting Common Stock issued and outstanding as of the close of business on November 14, 2014 and 43,119,886 total shares of Common Stock (which includes Voting Common Stock and Non-Voting Common Stock) issued and outstanding as of the close of business on November 14, 2014.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

As of the filing date of this Schedule 13D each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and power to vote or direct the vote of 6,890,758 (see Row 8 of each cover page) shares of Voting Common Stock representing approximately 19% of the Voting Common Stock (see Row 13 and the notes to each cover page) and (ii) the power to direct the disposition of 13,743,496 shares of Common Stock representing approximately 31.9% of the Common Stock  (see Row 9 and the notes to each cover page) for the reasons set forth below:

CUSIP No. 92765X208	SCHEDULE 13D	Page 10 of 13

VX Holdings is the direct beneficial owner of 13,743,496 shares of Common Stock and has the sole power to vote 6,890,758 shares of Common Stock and dispose of 13,743,496 shares of Common Stock.

Corvina, in its capacity as the sole general partner of VX Holdings, has the ability to direct the management of VX Holdings’ business, including the power to vote and dispose of securities held by VX Holdings; therefore, Corvina may be deemed to beneficially own the Subject Shares.

Virgin Group Holdings and Corvina are the sole limited partners of VX Holdings and Corvina is wholly owned by Virgin Group Holdings.  As its sole owner, Virgin Group Holdings has the ability to direct the management of Corvina’s business, including the power to direct the decisions of Corvina regarding the voting and disposition of securities held by VX Holdings; therefore, Virgin Group Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

Virgin Group Holdings is jointly owned by Sir Richard Branson, RBC Trustee and DB Trustee, and they have the ability to appoint and remove the management of Virgin Group Holdings and, as such, may indirectly control the decisions of Corvina regarding the voting and disposition of securities held by VX Holdings. Therefore, RBC Trustee, DB Trustee and Sir Richard Branson may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Transactions in the Common Stock by the Reporting Persons in the last 60 days:

PAR Capital Private Placement

Par Investment Partners L.P. (“PAR Capital”) purchased approximately $52.1 million of Common Stock from VX Holdings and other investors in a private placement pursuant to a Securities Purchase Agreement (the “PAR SPA”) at a price per share equal to 96% of the initial public offering price (the “PAR Capital Private Placement”). VX Holdings sold 1,132,246 shares of Common Stock to PAR Capital. The PAR Capital Private Placement closed concurrently with the IPO. The Common Stock sold pursuant to the PAR Capital Private Placement is not registered under the Securities Act of 1933. Pursuant to the PAR SPA, the Issuer paid to VX Holdings an amount equal to the difference between the price of the Common Stock sold by the Issuer to the public in the IPO and the price paid by PAR Capital to VX Holdings.

2014 Recapitalization

Pursuant to a recapitalization agreement among the Issuer, VX Holdings and other investors party thereto (the “2014 Recapitalization Agreement”), VX Holdings, among other things, exchanged without receipt of cash consideration a number of warrants held by VX Holdings for shares of Common Stock.

The foregoing descriptions of the 2014 Recapitalization Agreement and the PAR SPA do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of such agreement, forms of which are referenced as exhibits to this Schedule 13D, and which is hereby incorporated by reference into this Item 5.

(d) and (e)

Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

Pursuant to a registration rights agreement (the “Registration Rights Agreement”), after the completion of the IPO and the consummation of the transactions contemplated by the 2014 Recapitalization Agreement, VX Holdings and its respective transferees and certain other investors will be entitled to certain demand and “piggyback” registration rights, subject to lock-up arrangements and certain restrictions.

Lock-Up Agreement

The Issuer, its executive officers and directors and substantially all of its stockholders and holders of options and warrants, including VX Holdings, have agreed that, for a period of 180 days from the date of the IPO, subject to customary limited exceptions, the Issuer and the parties to a lock-up agreement (the “Lock-Up Agreement”), without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc., will not dispose of or hedge any shares or any securities convertible into or exchangeable for Common Stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (ii) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Barclays Capital Inc. and Deutsche Bank Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice, other than with respect to securities owned by the Issuer’s officers and directors, in which case notice is required.

CUSIP No. 92765X208	SCHEDULE 13D	Page 11 of 13

Trade Mark License Agreements

In April 2007, the Issuer entered into a trademark license agreement (the “Airline License”) with certain entities affiliated with VX Holdings under which the Issuer was granted the exclusive right to operate the Issuer’s airline under the brand name “Virgin America” within the United States (including Puerto Rico), Canada and Mexico, as well as the right to operate the Issuer’s airline under such name from any of the foregoing countries to points in the Caribbean.

Separately, in November 2008, the Issuer entered into a trademark license agreement (the “Credit Card License”) with certain other entities affiliated with VX Holdings that allows the Issuer to promote and offer a Virgin America branded credit card, which is structured to tie to the Issuer’s Elevate loyalty program. The Credit Card License is exclusive to the United States only and otherwise has identical terms as the Airline License.

In connection with the transactions pursuant to the 2014 Recapitalization Agreement and the closing of the IPO, the Issuer and certain entities affiliated with VX Holdings entered into amended and restated license agreements (the “Trade Mark Agreements”) related to the Issuer’s use of the Virgin name and brand under the Airline License and the Credit Card License. The amended and restated license agreements provide for, among other things:

—	an extension of the Issuer’s right to use the Virgin name and brand until 25 years after the date of the IPO;

—
commencing in the first quarter of 2016, an increase in the annual license fee that the Issuer pays to affiliates of VX Holdings from 0.5% to 0.7% of its total revenue until total annual revenue exceeds $4.5 billion, at which point the license fee would be 0.5%; and

—
the right of affiliates of VX Holdings to appoint a director to the Issuer’s Board of Directors, but only to the extent that affiliates of VX Holdings do not otherwise have a representative sitting on the Issuer’s Board of Directors.

Letter Agreement Relating to Limit on Virgin Group’s Ownership of Voting Common Stock

In connection with the transactions consummated pursuant to the 2014 Recapitalization Agreement and effective upon the completion of the IPO, the Issuer entered into an agreement (the “Letter Agreement”) with VX Holdings and certain of its affiliates that will limit VX Holdings and its affiliates (as defined in the Securities Exchange Act of 1934, as amended) from acquiring additional shares of Voting Common Stock if, as a result of such acquisition, VX Holdings and its affiliates would hold in excess of 20% of the total outstanding shares of Voting Common Stock, without the consent of the Issuer. This limit on the ownership of Voting Common Stock by VX Holdings and its affiliates is designed to assist the Issuer’s compliance with current federal law that restricts persons who are not U.S. citizens from owning more than 24.9% of the Issuer’s Voting Common Stock. The Issuer’s agreement with VX Holdings and its affiliates provides that, if this law is amended to permit persons who are not citizens of the United States to own more than 24.9% of the outstanding shares of Voting Common Stock, then the limit will be adjusted to become 5% less than the maximum percentage of Voting Common Stock which the revised federal law would allow non-U.S. citizens to own.

The information provided in item 5(c) above is incorporated by reference herein.

The foregoing descriptions of the Registration Rights Agreement, the Letter Agreement, the Trade Mark Agreements and the Lock-Up Agreement do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of such agreements.

CUSIP No. 92765X208	SCHEDULE 13D	Page 12 of 13

Item 7.	Material to be filed as Exhibits

The following are filed herewith or incorporated by reference as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Form of Registration Rights Agreement by and among Virgin America Inc. and certain of its stockholders  (incorporated by reference to Exhibit 10.10 to the  Form S-1/A filed with the SEC by the Issuer on November 3, 2014).

Exhibit 3
Form of Recapitalization Agreement, by and among Virgin America Inc. and certain of its stockholders, (incorporated by reference to Exhibit 10.46 to the form S-1/A filed with the SEC by the Issuer on October 7, 2014).

Exhibit 4
Securities Purchase Agreement, dated November 2, 2014, among Virgin America Inc., Cyrus Aviation Holdings, LLC, VX Holdings, L.P. and PAR Investment Partners, L.P. (incorporated by reference to Exhibit 10.51 to the Form S-1/A filed with the SEC by the Issuer on November 3, 2014).

Exhibit 5
Form of Underwriting Agreement, among Virgin America Inc. and certain of its stockholders (incorporated by reference to Exhibit 1.1 to the Form S-1/A filed with the SEC by the Issuer on November 3, 2014).

Exhibit 6
Form of Amended and Restated Virgin America Trade Mark License among Virgin America Inc., Virgin Aviation TM Limited and Virgin Enterprise Limited (incorporated by reference to Exhibit 10.50 to the Form S-1/A filed with the SEC by the Issuer on October 7, 2014).

Exhibit 7
Form of Letter Agreement between Virgin America Inc. and certain affiliates of Virgin Group Holdings Limited (incorporated by reference to Exhibit 10.49 to the Form S-1/A filed with the SEC by the Issuer on October 7, 2015, 2014).

CUSIP No. 92765X208	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of November 24, 2014.

VX HOLDINGS, L.P.

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Vice President

CORVINA HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-Fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-Fact

DEUTSCHE BANK TRUSTEE SERVICES (GUERNSEY) LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-Fact

RBC TRUSTEES (CI) LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-Fact

SIR RICHARD BRANSON

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-Fact

Officers of VX Holdings, L.P.

Name/Title	Principal Occupation	Business Address	Citizenship
James Cahillane, Vice President	General Counsel of Virgin Management USA, Inc.	Virgin Management USA, Inc. 65 Bleecker Street, 6th Floor New York, New York 10012	United States

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Peter Michael Russell Norris Director	Non-Executive Chairman of Virgin Group	Virgin Management Ltd. The Battleship Building, 179 Harrow Road, London W2 6NB United Kingdom	UK

Claudio Costamagna Non Executive Director	Director	Via Sommaruga Guiseppe 2 20123 Milano Italy	Italy

Joshua Bayliss Director	CEO of Virgin Group	Virgin Management S.A. 13-15, Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cuming Director and Alternate Director to Joshua Bayliss and/or Henry Kierulf	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	Jersey

Henry Vincent Kierulf Director and Alternate Director to Joshua Bayliss and/or Ian Keith Cuming	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	Canada

Andreas Josef Tautscher Director	Managing Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Austria

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Guernsey

Stephen Edward Collier Alternate Director to Alison Jane Renouf	Vice President	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Delakshan Gerard Morgan Chinniah Alternate Director to Ian Keith Cuming	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	Canada

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Joshua Bayliss Director	CEO of Virgin Group	Virgin Management S.A. 13-15, Cours de Rive Geneva 1204 Switzerland	UK

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Guernsey

Ian Keith Cuming Director and Alternate Director to Joshua Bayliss	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	Jersey

Henry Kierulf Alternate Director to Joshua Bayliss and/or Ian Keith Cuming	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	Canada

Andreas Josef Tautscher Alternate Director to Alison Jane Renouf	Managing Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Austria

Stephen Edward Collier Alternate Director to Alison Jane Renouf	Vice President	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Delakshan Gerard Morgan Chinniah Alternate Director to Ian Keith Cuming	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	Canada

 Directors and Officers of RBC Trustees (C.I.) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Graham Arthur Huelin	Trust Director	19-21 Broad Street St Helier, Jersey C.I. JE1 8PB	UK

Lindsay Jane Ozanne	Director	PO Box 48, Canada Court, St Peter Port, GY1 3BQ, Guernsey C.I.	UK

Alison Creed	Director	19-21 Broad Street St Helier, Jersey C.I. JE1 8PB	UK

Alan George Pearce	Senior Trust Director	Lyford Cay House, Western Road, Nassau, Bahamas	UK

Stephen Romeril	Head of Trust	La Motte Chambers, St Helier, Jersey, JE1 1PB	Jersey

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
A. Brian Conway	Managing Director	Place des Bergues 3, 1201 Geneva, Switzerland	Canada

Adaliz Lavarello	Vice President	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Jayne Wallbridge	Vice President	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	UK

Alison Jane Renouf	Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 3WT	Guernsey

Giles Clark	Chartered Secretary	St Paul’s Gate New Street St Helier Jersey JE4 8ZB	UK